SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

7 February 2005

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to The Stock Exchange of Hong Kong Limited ("HKSE") today for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

IK/ld/cw

Encl.

c.c. J P Morgan
- Ms. Tintin Subagyo

dlw 2/17

E\cw\sa\ltr\SHMB-regulatory.doc.2

Shangri-La Hotels (Malaysia) Berhad, Malaysia ("SHMB"), a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited, has made two announcements (the "Announcements") in relation to the appointment and resignation of a director of SHMB on 7 February 2005 on the website of Bursa Malaysia at www.bursamalaysia.com. The following is a reproduction of the Announcements for information purpose only.

Company Name	:	**SHANGRI-LA HOTELS (MALAYSIA) BERHAD**
Stock Name	:	**SHANG**
Date Announced	:	**07/02/2005**

Date of change	:	**01/02/2005**
Type of change	:	**Appointment**
Designation	:	**Director**
Directorate	:	**Non Independent & Non Executive**
Name	:	**HARUN BIN HALIM RASIP**
Age	:	**51**
Nationality	:	**Malaysian**
Qualifications	:	**Bachelor of Commerce Degree (Accounting) from the University of Western Australia. Member of Australian Institute of Chartered Accountants and Malaysian Institute of Accountants**
Working experience and occupation	:	**1. Director of Halim Rasip Holdings Sdn Bhd Group** **2. Chairman and Managing Director of Integrax Berhad**
Directorship of public companies (if any)	:	**1. Integrax Berhad** **2. Federation of Public Listed Companies Berhad**
Family relationship with any director and/or major shareholder of the listed issuer	:	**Nil**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**117,124,012 (indirect interest via Zimulia Sdn Bhd, a substantial shareholder of the Company)**
Remarks	:	

Date of change	:	**01/02/2005**
Type of change	:	**Resignation**
Designation	:	**Director**
Directorate	:	**Non Independent & Non Executive**
Name	:	**FAISAL BIN ISMAIL**
Age	:	**41**
Nationality	:	**Malaysian**
Qualifications	:	**Associate Member of the Institute of Chartered Accountants in England & Wales and a member of the Malaysian Institute of Accountants**
Working experience and occupation	:	**En Faisal joined Landmarks Berhad in 1991 and has held a number of senior financial positions within the Landmarks Group including Finance Manager, General Manager (Finance), Senior General Manager (Finance) and Chief Operating Officer. He resigned as Executive Director of Landmarks Berhad on 1.2.2005.**
Directorship of public companies (if any)	:	**Nil**
Family relationship with any director and/or major shareholder of the listed issuer	:	**Nil**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Nil**
Remarks	:	